EMAIL REAL ESTATE.COM, INC.
                         21 Wilcox Street Unit C
                         Castle Rock, CO  80104


             INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

      NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

                             June 22, 2004


     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Email Real Estate.com, Inc., a Colorado corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

     No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.

     References throughout this information statement to "we", "us" and "our" are to Email Real Estate.com, Inc.


                             INTRODUCTION

     We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change of Control" will be completed. At that time:

Pursuant to an Agreement and Plan of Merger dated June 17, 2004 (the "Merger Agreement") by and among the Company, EMLR Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("MergerCo"), and Hudson Health Sciences, Inc., a Delaware corporation ("Hudson"), we will cause MergerCo to merge with and into Hudson, with Hudson remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger");

In connection with the Merger and in exchange for all of the outstanding shares of Hudson's stock, we will issue to Hudson's stockholders such number of shares of our preferred stock such that immediately following completion of the Merger, Hudson's former stockholders will collectively hold shares representing approximately 87 percent of our outstanding shares on a fully-diluted basis; and In connection with the Merger, Dan O'Meara and Sharon Leach, who currently represent all of our directors, will resign and Mark J. Ahn, Arie Belldegrun, Isaac Kier, Leon Rosenberg and Michael Weiser, all of whom are currently directors of Hudson, will be appointed directors of the Company immediately following the consummation of the Merger.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.



As of June 22, 2004, we had 24,996,000 shares of common stock issued and outstanding which is comprised of the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. Each share of common stock is entitled to one vote.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger.


                            CHANGE OF CONTROL

     In addition to the Merger Agreement, we have also entered into a Stock Purchase Agreement dated June 17, 2004 (the "Stock Purchase Agreement") with R&R Biotech, LLC, Turquoise Partners, LLC, Chase Financing, Inc. (collectively, the "Purchaser") and The Washington Trust (the "Trust"), pursuant to which the Trust is selling to Purchaser shares of our common stock, subject to adjustment, which currently represents 88 percent of our outstanding shares. The number of shares to be sold to the Purchaser ("Purchased Shares") shall be (a) 10 percent of the total outstanding shares ("Fully-Diluted Shares") of Common Stock of the Company after the Merger as if all securities convertible into Common Stock of the Company, including options and warrants, had been converted, if the Merger is consummated prior to the release of the Shares by the Escrow Agent pursuant to the Escrow Agreement; and (b) if the Merger is not consummated prior to the release of the Shares by the Escrow Agent pursuant to the Escrow Agreement (and Seller has not given timely notice of rescission to the Escrow Agent) 22,000,000 shares of Common Stock of the Company.

     The Stock Purchase Agreement further provides that the Company and the Trust will also cause additional shares, subject to adjustment, currently held by the Trust to be surrendered to us for cancellation. The number of shares to be cancelled shall be (a) 24,996,000 shares of Common Stock of the Company minus the Purchased Shares and minus the "EMLR Shares", if the Merger is consummated prior to the release of the Shares by the Escrow Agent pursuant to the Escrow Agreement; and (b) if the Merger is not consummated prior to the release of the Shares by the Escrow Agent pursuant to the Escrow Agreement, no (0) shares of Common Stock of the Company.

     We have entered into the Merger Agreement with Hudson and MergerCo, pursuant to which we will issue to the stockholders of Hudson such number of shares of our capital stock that will represent approximately 87 percent of the aggregate outstanding shares of the Company on a fully-diluted basis upon completion of the Merger. At the Effective DateTime, each issued and outstanding common share of Hudson will convert into and be exchangeable for one (1) share of fully paid and non-assessable shares of EMLR's newly-designated Series B Convertible Preferred Stock, par value $.01 per share (the "EMLR Series B Shares"). Each EMLR Series B Share shall be initially convertible into a number of shares of EMLR Common Stock equal to the quotient resulting from dividing (a) the product resulting from multiplying (i) the total number of shares of EMLR common stock outstanding on a fully-diluted basis immediately prior to the Effective Time by (ii) 6.692308, by (b) the total number of Issued Hudson Shares outstanding on a fully-diluted basis immediately prior to the Effective Time (the "Exchange Ratio") subject to adjustment for stock splits, combinations, recapitalizations and similar events.



     Each share of Hudson series A preferred stock issued and outstanding will convert into and be exchangeable for one (1) share of fully paid and non-assessable share of EMLR's newly-designated Series A Convertible Preferred Stock, par value $.01 per share (the "EMLR Series A Shares"). Each EMLR Series A Shares and the EMLR Series B Shares shall, collectively, be initially convertible into a number of shares of EMLR Common Stock equal the Exchange Ratio subject to adjustment for stock splits, combinations, recapitalizations and similar events.

     All outstanding warrants, options and other rights to purchase or acquire shares of Hudson Common Stock outstanding immediately prior to the Closing shall convert to the right to purchase the same number of shares of EMLR Common Stock on the same basis of conversion set forth above; provided that the exercise price per share of EMLR Common Stock under each such converted warrant or right will be equal to the quotient obtained by dividing the exercise price per share of Hudson Common Stock under each outstanding Hudson warrant or right by the applicable Exchange Ratio.

     The Merger Agreement also provides that prior to the completion of the Merger, Sharon Leach will resign from our board of directors, leaving Dan O'Meara as the sole director. Upon completion of the Merger, Mr. O'Meara will appoint Mark J. Ahn, Arie Belldegrun, Isaac Kier, Leon Rosenberg and Michael Weiser as directors of the Company. Mr. O'Meara will then resign immediately after making such appointment. Accordingly, following the Merger, Mark J. Ahn, Arie Belldegrun, Isaac Kier, Leon Rosenberg and Michael Weiser will constitute the entire board of directors.


                     SECURITY OWNERSHIP OF CERTAIN
                    BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of common stock beneficially owned as of June 16, 2004 by (i) those persons or groups known to beneficially own more than 5 percent of our common stock prior to the closing of the Merger Agreement, (ii) those persons or groups known to beneficially own more than 5 percent of our common stock on and after the closing of the Merger, (iii) each current director and each person that will become a director following completion of the Merger, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the completion of the Merger as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. The business address of the current directors, Dan O'Meara and Sharon Leach is 21 Wilcox Street, Denver, CO 80104.


                                                                 After Closing of
                                           Before Closing of    Agreement and Plan
                                          Merger Agreement(1)       of Merger(2)
                                          --------------------   --------------------
                                       Amount and                Amount and
                                        Nature of                 Nature of
                                       Beneficial     Percent    Beneficial     Percent
Name and Address of Beneficial Owner    Ownership    of Class     Ownership    of Class
------------------------------------   ----------   ----------   ----------   ----------
Dan O'Meara                               500,000          2.0      500,000            *
Sharon Leach                              100,000            *      100,000            *
The Washington Trust (3)                        -            -    1,315,385            *
R&R Biotech Partners, LLC (3)          17,600,000         70.4   15,382,154          8.1
Turquoise Partners, LLC (3)             2,200,000          8.8    1,922,769          1.0
Chase Financing, Inc.(3)                2,200,000          8.8    1,922,769          1.0
Mark J. Ahn                                     -            -            -            -
Jonathan P. Serbin                              -            -            -            -
Fred Vitale                                     -            -            -            -
Arie Belldegrun                                 -            -            -            -
Isaac Kier                                      -            -    4,956,624(4)       2.6
Leon Rosenberg                                  -            -            -            -
Michael Weiser                                  -            -    6,810,756          3.6
J. Jay Lobell                                   -            -   34,437,338(5)      18.0
Lindsay A. Rosenwald                            -            -    7,825,398          4.1
All executive officers and
 directors as a group (2 persons
 prior to and 7 people following
 the consummation of the Merger)          600,000          2.4   11,767,380          6.2



*  represents less than 1 percent.
(1) Based on 24,996,000 shares outstanding on June 22, 2004.
(2) Estimates based on the assumption that immediately prior to the Merger, there will be 24,996,000 EMLR shares outstanding and 9,590,894 shares of Hudson stock, including 1,311,065 shares issuable upon the exercise of outstanding options and warrants.
(3) Based on an aggregate of 22,000,000 Shares sold by and among EMLR, The Washington Trust ("Seller") and R&R Biotech Partners, LLC, Turquoise Partners, LLC, and Chase Financing, Inc. (collectively, the "Purchasers") pursuant to Stock Purchase Agreement dated June 17, 2004 ("SPA"), subject to certain adjustment provisions provided in the SPA. Based on the assumptions in note (2), above, and the operation of the provision of the SPA described in footnote 2 on page 2 of this Information Statement, (A) approximately 1,456,923 shares subject to the SPA will be cancelled following the Merger, leaving a total of approximately 190,820,000 shares outstanding, (B) Seller will retain a total of 1,315,385 shares subject to the SPA, and (C) the Purchasers will collectively hold approximately 19,227,692 shares. Under the rescission provision of the SPA, if the merger is not consummated on or before July 31, 2004, the escrow agent may be instructed, subject to the terms of the Escrow Agreement, to return the purchase price to the Purchasers and cause the Company to reissue the Shares sold by Seller, rescinding the transactions contemplated hereby, unless the delay is due solely to regulatory issues in which the case the closing shall be automatically extended for an additional thirty (30) days.


(4) Represents shares held by Coqui Capital Partners, L.P. and Kier Family Partnership L.P. Mr. Kier is general partner of both entities.
(5) Includes 33,349,186 shares held by several trusts established for the benefit of Lindsay A. Rosenwald or members of Dr. Rosenwald's family over which Mr. Lobell is trustee or administrator and has investment and voting power.


            EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the Merger following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted and fixed at five (5) directors. On that date, Sharon Leach, a director of the Company, will resign and Dan O'Meara, who will be the sole director of the Company following Ms. Leach's resignation. Immediately following the closing of the transactions contemplated by the Merger Agreement, Mr. O'Meara will appoint Mark J. Ahn, Arie Belldegrun, Isaac Kier, Leon Rosenberg and Michael Weiser as directors of the Company. Following such appointments, Mr. O'Meara will immediately resign. The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Hudson prior to the date the new directors take office.

     Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

 Name                   Age      Positions
 ----                   ---      ---------
Dan O'Meara              48      President, Treasurer & Director
Sharon Leach             40      Vice-President, Secretary & Director

     Dan O'Meara has been president, treasurer and a director of Email Real Estate since its inception in March 2000. Mr. O'Meara is a licensed real estate broker and since August 1998 to present, he has been a broker/owner of the first Assist-2-Sell franchise in Colorado, a residential real estate company. Mr. O'Meara is also a licensed attorney. Mr. O'Meara was the principal owner of Stephany's Chocolates from 1989 to 1994. From 1996 to 1998, Mr. O'Meara was broker/owner of Gus Realty Company, a residential real estate company. Mr. O'Meara received his Juris Doctor degree from the University of Colorado in 1981 and his Bachelor of Science and Master of Science degree from Ohio State University in 1978.

     Sharon Leach has been vice president, secretary and a director of
Email Real Estate since its inception in March 2000.   From March 1992
to June, 1997, Ms. Lease worked as an actuarial consultant at Hewitt Associates, a company engaged in actuarial consulting. From 1998 to present, Ms. Leach has been an actuarial consultant with Lief Associates, an actuarial consulting firm in Denver. Ms. Leach received a bachelor degree at Ball State University in Actuarial Science in 1985.

     Mr. O'Meara and Ms. Leach are siblings.



Officers, Directors and Key Employees Following Merger

 Name                        Age       Positions
 ----                        ---       ---------
Mark Ahn, Ph.D.               41       President, Chief Executive
                                         Officer and Director
Jonathan Serbin, J.D.         34       Chief Financial Officer
Lin Pei, M.D., Ph.D.          42       Director of Research
Fred Vitale                   48       Vice President, Business
                                         Development
Arie Belldegrun, M.D.         54       Director
Isaac Kier, J.D.              51       Director
Leon Rosenberg, M.D.          71       Director
Michael Weiser, M.D.,  Ph.D.  41       Director


     Mark J. Ahn, Ph.D. Dr. Ahn joined Hudson in November 2003 as its President and Chief Executive Officer. Prior to joining Hudson, from December 2001 to November 2003, he served as Vice President, Hematology and corporate officer at Genentech, Inc. where he was responsible for commercial and clinical development of the Hematology franchise. From February 1991 to February 1997 and from February 1997 to December 2001, Dr. Ahn was employed by Amgen and Bristol-Myers Squibb Company, respectively, holding a series of positions of increasing responsibility in strategy, general management, sales & marketing, business development, and finance. He has also served as an officer in the U.S. Army. Dr. Ahn is a Henry Crown Fellow at the Aspen Institute, founder of the Center for Non-Profit Leadership, and a member of the Board of Trustees for the MEDUNSA (Medical University of South Africa) Trust. Dr. Ahn received a BA in History/Economics and an MBA in Finance from Chaminade University. He was a graduate fellow in Economics at Essex University, and has a Ph.D. in Business Administration from the University of South Australia.

     Lin Pei, M.D., Ph.D. Dr. Pei has served as Hudson's Director of Research since February 2004. From April 2001 to February 2004, Dr. Pei was a senior scientist at Tularik where she worked on discovery oncology programs in small molecule therapeutics and monoclonal antibodies for several targets including a potassium channel KCNB (TASK3) and GTPase activation protein PRC17. She received a SBIR grant from NCI for her work on the development of antagonists for KCNB. From October 1992 to March 2001, Dr. Pei was an assistant professor at UCLA School of Medicine-Cedars Sinai Medical Center where she worked on pituitary tumorigenesis and transcriptional regulation of gene expression. While at UCLA, she discovered an oncogene PTTG (US patent number: 6,455,305, also known as securin), that is involved in cell cycle regulation and cellular transformation. Dr. Pei was awarded several research grants from NIH as well as the American Lung Association. She received an M.D. from the University of Osaka and a Ph.D. in Molecular Biology from Northwestern University.

     Jonathan P. Serbin. Mr. Serbin has served as Hudson's Chief Financial Officer since January 2004. From May 2000 to January 2004, he served as President of Sinosure, Inc., an international financial advisory firm, based in New York and Shanghai. At Sinosure, he advised both US and Asian clients on a wide range of corporate finance, M&A and privatization transactions. Clients included China's leading pharmacy chain, a large hospital group and biotech venture capital firms. Prior to Sinosure, from August 1999 to May 2000, Mr. Serbin was an investment banker at Lehman Brothers in New York, focusing on mergers &


acquisitions. From March 1995 to May 1997, he was an attorney at Coudert Brothers, an international law firm, focusing on corporate finance, M&A and corporate governance. Clients included HMOs and health-care focused REITs. He is a former editor of The American Journal of Law and Medicine. Additionally, he served as the Chairman of the Venture Capital Association of the American Chamber of Commerce in Shanghai. Mr. Serbin received an MBA from Columbia Business School in New York, a JD with honors from Boston University and a BA in Economics from Washington University in St. Louis.

     Fred Vitale. Mr. Vitale has served as Hudson's Vice President, Business Development since January 2004. From April 2001 to January 2004, Mr. Vitale was employed by Genentech, where he served as head of commercial Rituxan (rituximab) and pre-launch medical education for Avastin (bevacizumab). From December 1998 to April 2001, Mr. Vitale was Director, Global Oncology Marketing at Bristol-Myers Squibb where he was responsible for pipeline development, licensing, and life cycle management for cancer products including Taxol (paclitaxel); as well as Director of Operations and Planning for Japan and China. Prior to that, Mr. Vitale held several roles of increasing responsibility in sales, marketing and general management at Amgen from January 1990 to December 1998. Mr. Vitale received a Bachelor of Science in Biology from The Citadel in Charleston, South Carolina and a Physician Assistant degree from the Medical University of South Carolina.

     Arie Belldegrun, M.D., FACS. Dr. Belldegrun has served on Hudson's Board of Directors since April 2004. He has served as Professor of Urology since 1994, Chief of the Division of Urologic Oncology since 1996 at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA). He has also held the Roy and Carol Doumani Chair in Urologic Oncology at UCLA since 2000. Dr. Belldegrun completed his medical degree at the Hebrew University Hadassah Medical School in Jerusalem, his post at the Weizmann Institute of Science and his residency in Urology at Harvard Medical School. Prior to UCLA, Dr. Belldegrun served as a research fellow in surgical oncology at the National Cancer Institute/NIH under Steven A. Rosenberg, MD, Ph.D. from 1985 to 1988. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons. Dr. Belldegrun is on the scientific boards of several biotechnology and pharmaceutical companies and serves as a reviewer for many medical journals and granting organizations. In addition to holding several patents, Dr. Belldegrun is the author of several books on prostate and kidney cancers, and has written over 350 scientific publications with an emphasis on urologic oncology, particularly kidney, prostate and bladder cancers. He is the founder of Agensys, Inc., a company focused on the development of fully human monoclonal antibodies to treat solid tumor cancers based on Agensys' propriety targets. Dr. Belldegrun served as founding Chairman of Agensys from 1997-2002 and currently serves on the Board of Directors and as a consultant. Dr. Belldegrun is also Vice Chairman of the Board of Directors and Chairman of the Scientific Advisory Board of Cougar Biotechnology, Inc., established to in-license and develop early clinical stage drugs, with a specific focus on the field of oncology.

     Isaac Kier. Mr. Kier has served on Hudson's Board of Directors since February 2004. Since February 2000, Mr. Kier has been a general partner of Coqui Capital Partners, a venture capital firm licensed by the Small Business Administration as a small business investment company having investments in the telecommunications, media and biotechnology industries. Since February 2004, he has served as treasurer and director of Tremisis Energy Acquisition Corporation (TEGYU.OB), a special purpose acquisition company. He served as President, Chief Executive Officer and Chairman of the Board of Lida,


Inc (Nasdaq: LIDA) from 1981 until 1995. He was a lead investor in eDiets.com (Nasdaq:DIET) in 1999 and has continued as director. Mr. Kier has served on the board of directors of private companies such as Montebello Brand Liquors, Inc. since 2001, and Caribbean Storage, Inc. since 2000. Since April 1997, he has been a principal of First Americas Partners, LLC, an investment partnership focusing on real estate investments in North and South America. From 1987 to 1997, he also served as the Managing Partner of Dana Communications Limited, a non-wire-line cellular licensee.

     Leon E. Rosenberg, M.D. Dr. Rosenberg, a director of Hudson since February 2004, has been a Professor in the Princeton University Department of Molecular Biology and the Woodrow Wilson School of Public and International Public Affairs since September 1997. Since July 1999, he has also been Professor Adjunct of Genetics at Yale University School of Medicine. From January 1997 to March 1998, Dr. Rosenberg served as Senior Vice President, Scientific Affairs of Bristol-Myers Squibb Company, and from September 1991 to January 1997, Dr. Rosenberg served as President of the Bristol-Myers Squibb Pharmaceutical Research Institute, where he was responsible for the company's worldwide pharmaceutical research and development. Prior to Bristol-Myers Squibb, Dr. Rosenberg was Dean of the Yale University School of Medicine from July 1984 to September 1991. Dr. Rosenberg also serves on the Boards of Directors of Lovelace Respiratory Research Institute (since 1997), Karo Bio AB (since 2000), and Medicines for Malaria Venture (since 2000).

     Michael Weiser, M.D., Ph.D. Dr. Weiser has served on Hudson's Board of Directors since its inception in December 2002. Dr. Weiser is the Director of Research of Paramount BioCapital Asset Management, Inc., New York. Dr. Weiser also currently serves on the boards of directors of Manhattan Pharmaceuticals, Inc. (OTCBB: MHTT), a company engaged in developing pharmaceutical technologies, since February 2003, Chiral Quest, Inc. (OTCBB: CQST) since February 2003, Innovative Drug Delivery Systems, Inc. and several other privately-held biotechnology companies. Dr. Weiser completed his Ph.D. in Molecular Neurobiology at Cornell University Medical College and received his M.D. from New York University School of Medicine, where his also completed a Postdoctoral Fellowship in the Department of Physiology and Neuroscience.

Board of Directors' Meetings

     During the fiscal year ending February 28, 2004, our board of directors held no meetings. Our board ratified the actions of our officers, the appointment of our auditor and the appointment of our attorneys by unanimous written consent.

Director Compensation

     The directors currently are not compensated for serving as members of the Company's board of directors.

Audit, Nominating and Compensating Committees

     During our fiscal year ended February 28, 2004, we had no audit, nominating or compensation committees of the Board of Directors. Our Board of Directors acted as an Audit Committee for purposes of determining whether our auditor's non-audit services were compatible with maintaining the auditor's independence.



     None of our officers and/or directors has received any
compensation for their services rendered to us. They all have agreed to
act without compensation.   None of our directors are accruing or will
accrue any compensation pursuant to any agreement with us.

     At their organizational meeting, the shareholders and the directors adopted an employee incentive stock option plan which provides for the grant of up to 1,000,000 options to key executives, employees and consultants pursuant to the plan. To date, we have not granted any options under the plan. At such time as the Board of Directors authorizes grants to said individuals, the board of directors will establish a compensation committee to award the options.

Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than 10 percent of the common stock of an issuer with securities registered under Section 12 of the Securities Exchange Act to file reports of ownership and changes in ownership with the SEC. Until May 2004, our common stock was not registered under Section 12 and, therefore, none of our officers, directors or other persons beneficially owning more than 10 percent of our common stock filed, nor were they required to file, the reports required by Section 16(a).

Executive Compensation

     Compensation of the Company Executives

     None of our officers and directors have been paid any compensation during our last three completed fiscal years.

     Compensation of Hudson Executives

     Mark J. Ahn, Ph.D. Dr. Ahn's employment with Hudson is governed by an employment agreement dated November 1, 2003. The agreement provides for a term of 3 years with an annual base salary of $250,000. Dr. Ahn also received a signing bonus of $80,000 upon execution of the employment agreement and is eligible to receive bonus payments upon the achievement of certain milestones. In connection with the start of his employment with Hudson, Dr. Ahn was granted an option to purchase 350,000 shares of Hudson's common stock (which then represented 8 percent of Hudson's outstanding shares) at a price of $0.263 per share. The option vests in three equal installments on each anniversary of his employment agreement. Until such time as Hudson has raised gross proceeds of $10 million through the sale of its equity securities, the employment agreement provides that Dr. Ahn will receive options to purchase an additional number of shares of Hudson's common stock in order to maintain his beneficial ownership of Hudson's common stock at no less than 8 percent. Thereafter, and until Hudson raises gross proceeds of $50 million through the sale of its stock, Dr. Ahn is entitled to additional options sufficient to maintain his beneficial ownership of at least 5 percent.

     In the event Dr. Ahn's employment is terminated for "cause" (as defined in the employment agreement), he is entitled to receive his compensation through the date of termination and all unvested options then held by Dr. Ahn immediately terminate. In the event Hudson terminates Dr. Ahn's employment upon the occurrence of a "change of control" or for a reason other than for "cause," Hudson is obligated to continue paying to Dr. Ahn his base salary for a period of one year, as well as any accrued and unpaid bonus through the date of termination; provided, that its obligation to pay Dr. Ahn such amounts shall be reduced by amounts he otherwise earns during the 1-year period following termination. In the event his employment is terminated upon a change of control, all of Dr. Ahn's stock options that have not yet vested will accelerate and be deemed to have vested upon such termination; otherwise, the unvested portion of such options will terminate and he will have 90 days to exercise the vested portions of any options.

     Jonathan P. Serbin. Mr. Serbin's employment with Hudson is governed by an employment agreement dated January 15, 2004. The agreement provides for a term of 2 years, subject to 1-year renewals as mutually agreed upon by Hudson and Mr. Serbin, with an annual base salary of $175,000. Mr. Serbin also received a signing bonus of $25,000 upon execution of the employment agreement and is eligible to receive periodic incentive bonuses upon the achievement of milestones to be determined by Hudson in an amount not to exceed $50,000. In connection with his employment agreement, Mr. Serbin was also granted stock options relating to 100,000 shares of Hudson common stock, which vest in two annual equal installments beginning on the first anniversary of his employment agreement. The options are exercisable at a price equal to $0.475 per share.

     In the event Mr. Serbin's employment is terminated for "cause" (as defined in the employment agreement), he is only entitled to compensation through the date of termination and all stock options then held by Mr. Serbin that have not yet vested immediately terminate. In the event Hudson terminates Mr. Serbin's employment upon a "change of control," then Mr. Serbin is entitled to continue receiving his base salary for a period of six months. All stock options that have not yet vested as of such date will be accelerated and deemed to have vested. If Hudson terminates Mr. Serbin's employment agreement for a reason other than for cause or upon a change of control, he is entitled to receive his base salary for a period of one year, which amount may be reduced by any amounts earned by Mr. Serbin from other employment during such one-year period.

     Fred Vitale. Mr. Vitale's employment with Hudson is governed by an employment agreement dated January 25, 2004. The agreement provides for a term of 2 years, subject to 1-year renewals as mutually agreed upon by Hudson and Mr. Vitale, with an annual base salary of $175,000. Mr. Vitale also received a signing bonus of $40,000 upon execution of the employment agreement and is eligible to receive periodic incentive bonuses upon the achievement of milestones to be determined by Hudson in an amount not to exceed $50,000. In connection with his employment agreement, Mr. Vitale was also granted stock options relating to 100,000 shares of common stock, which vest in two equal installments on January 15, 2005 and January 15, 2006. The options are exercisable at a price equal to $0.475 per share.

     In the event Mr. Vitale's employment is terminated for "cause" (as defined in the employment agreement), he is only entitled to compensation through the date of termination and all stock options held by Mr. Vitale that have not yet vested immediately terminate. In the event Hudson terminates Mr. Vitale's employment upon a "change of control," then Mr. Vitale is entitled to continue receiving his base salary for a period of six months. All stock options that have not yet vested as of such date will be accelerated and deemed to have vested. If Hudson terminates Mr. Vitale's employment agreement for a reason other than for cause or upon a change of control, he is entitled to receive his base salary for a period of one year, which amount may be reduced by any amounts earned by Mr. Vitale from other employment during such one-year period.

Certain Relationships and Related Transactions

     Jerry Burden, Trustee of The Washington Trust that owns the majority of our outstanding common stock also controls Advanced
Funding, an entity that has advanced funds to us and has paid expenses on our behalf.

     We paid a consulting expense to Corporate Internet Marketing, a company controlled by Jerry Burden for the development of our website. The amount paid was determined directly by the out of pocket costs incurred by Corporate Internet Marketing. During the year ended February 28, 2001, the entity advanced $2,209 in cash to the Email Real Estate and paid expenses in behalf of Email Real Estate aggregating
$3,000.   The entity advanced $5,000 and $1,493 to Email Real Estate during the years ended February 28, 2002 and 2003, respectively.
Email Real Estate entered into a consulting contract with Advanced Funding LLC, another company owner by Mr. Burden for the year ended February 29, 2004 totaling $105,000, there is a balance due of $22,000 to the entity as of February 29, 2004 that was subsequently paid on April 29, 2004.

     During the year ended February 28, 2002, Email Real Estate received $1,000 in cash from an affiliated company for loan referral services. The amount has been recorded as revenue-related party in the accompanying financial statements to our Form 10-KSB filed (File Number 000-50782) June 1, 2004.


                                   By Order of the Board of Directors





                                   /s/ Sharon Leach
                                   ------------------------------
                                   Sharon Leach


Dated: June 22, 2004     Secretary




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